Filed pursuant to Rule 253(g)(2)

File No. 024-12153

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 24, 2023

THIS SUPPLEMENT IS DATED NOVEMBER 15, 2023

RAYVEN PROPERTIES, LLC

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 24, 2023 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1955610/000110465923064216/tm2316946d1_253g2.htm

Additional information about the Company is available in the amendment to its 2023 Semiannual Report filed on Form 1-SA available here:

https://www.sec.gov/Archives/edgar/data/1955610/000110465923103786/tm2326667d1_1sa.htm, and is hereby incorporated by reference herein.

The purpose of this supplement is to:

•	Announce the Company’s termination of its offering under Regulation A.

Termination of Offering

The Company has terminated the offering for its promissory notes (the “Notes”) described in the Offering Circular. No further subscriptions will be accepted. The Company intends to pre-pay and satisfy its obligations under the outstanding Notes.